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                                                                       EXHIBIT 6



                                 August 15, 2002




Board of Directors
Penn Virginia Corporation
c/o Mr. A. James Dearlove
President and Chief Executive Officer
One Radnor Corporate Center, Suite 200
Radnor PA 19087

Gentlemen:

         We own 7.5% of the outstanding shares of common stock of Penn Virginia Corporation (PVA). In June 2002, we offered to acquire the entire equity interest in the company for $40 cash per share, a 20% premium, in a negotiated transaction. You rejected that offer 24 hours after receiving it. Then in July we proposed a recapitalization that we believed would result in substantial current and ongoing value to shareholders through the repurchase of a portion of the outstanding common shares for $50 per share. You rejected that proposal a week later, citing an undefined and still unannounced "strategic plan" of your own.

         On August 8, 2002, we understand that you received a proposal from Third Point Management Company L.L.C., a 7.9% shareholder, regarding the possible acquisition of PVA by an unnamed buyer at a substantial premium. We have not seen at this time a response to that proposal, but it will not be a great surprise to see you reject it as well with some equally generic response.

         A consistent theme here is your dismissal of shareholder originated proposals for creating shareholder value. We wonder what your response might have been if the foregoing proposals had come from one of your large institutional shareholders. We suspect you would have taken great pains not to offend these investors and would have felt yourselves compelled at least to work with them to see if their ideas could be developed into value enhancing plans. We believe that all shareholders are entitled to that kind of serious, considerate treatment and are entitled to a fair hearing from management.

         You have adopted a poison pill that insulates management by precluding large shareholders from taking any substantive joint actions. Because the poison pill places an undue burden on the legitimate ownership rights of all shareholders, and because you have demonstrated a lack of meaningful regard for past proposals from shareholders, we hereby request that you take the following actions:

a) redeem the poison pill and thereby permit shareholders greater freedom of action concerning their investments; and

b) solicit the opinions of all shareholders regarding the current direction and strategic plan of PVA for maximizing shareholder value; this could easily be accomplished in a management-led forum.

How can taking these actions have any possible downside, or at least any downside for shareholders? Put another way, how can PVA management, owning only 2% of the outstanding shares, possibly deny these opportunities to the rest of the shareholders owning the remaining 98% of the shares?


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         This is a simple request, and it should not take long for you to consider and grant it. You have previously demonstrated the ability to act quickly. Your prompt and public response is anticipated.

                        Very truly yours,

                        BP Capital Energy Equity Fund, L.P.
                        BP Capital Energy Equity International Holdings I, L.P.

                        By: BP Capital Management, L.P.



                        By: /s/ Boone Pickens
                            ---------------------------------------------------
                            Boone Pickens
                            Managing Director of the General Partner